UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

AMTECH SYSTEMS, INC.

(Name of Issuer) Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities) 032332504
(CUSIP Number) Garrett Lynam Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, CT 06901 (203) 595-4552
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) May 10, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 032332504
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Cornice Fiduciary Management LLC, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES	7	SOLE VOTING POWER 1,386,312 shares of Common Stock(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,386,312 shares of Common Stock(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,386,312 shares of Common Stock(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% of outstanding shares of Common Stock(2)
14		TYPE OF REPORTING PERSON OO

(1) See Item 2 and Item 5.

(2) This calculation is rounded to the nearest tenth and is based upon 14,208,795 Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2024 (File No. 000-11412).

CUSIP No. 032332504
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS M3C Holdings LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 263,688 shares of Common Stock(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 263,688 shares of Common Stock(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,688 shares of Common Stock(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% of outstanding shares of Common Stock(2)
14		TYPE OF REPORTING PERSON OO

(1) See Item 2 and Item 5.

(2) This calculation is rounded to the nearest tenth and is based upon 14,208,795 Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2024 (File No. 000-11412).

CUSIP No. 032332504
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Robert Averick
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 42,000 shares of Common Stock
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,695,500 shares of Common Stock(1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 42,000 shares of Common Stock
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,695,500 shares of Common Stock(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,737,500 shares of Common Stock(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2% of outstanding shares of Common Stock(2)
14		TYPE OF REPORTING PERSON IN

(1) See Item 2 and Item 5.

(2) This calculation is rounded to the nearest tenth and is based upon (i) 14,208,795 Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2024 (File No. 000-11412) and (ii) 42,000 aggregate Shares Mr. Averick may purchase under various director stock options.

CUSIP No. 032332504
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Piton Capital Partners LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 600,000 shares of Common Stock(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 600,000 shares of Common Stock(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000 shares of Common Stock(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% of outstanding shares of Common Stock(2)
14		TYPE OF REPORTING PERSON OO

(1) See Item 2 and Item 5.

(2) This calculation is rounded to the nearest tenth and is based upon 14,208,795 Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2024 (File No. 000-11412).

CUSIP No. 032332504
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS OIH LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES	7	SOLE VOTING POWER 22,917 shares of Common Stock(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 22,917 shares of Common Stock(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,917 shares of Common Stock(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% of outstanding shares of Common Stock(2)
14		TYPE OF REPORTING PERSON OO

(1) See Item 2 and Item 5.

(2) This calculation is rounded to the nearest tenth and is based upon 14,208,795 Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2024 (File No. 000-11412).

CUSIP NO. 032332504	SCHEDULE 13D/A

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 6”) amends the Schedule 13D filed on January 25, 2016 (the “Original Schedule 13D”), as amended on August 24, 2017 (“Amendment No. 1”), December 18, 2017 (“Amendment No. 2”), July 17, 2018 (“Amendment No. 3”), November 27, 2018 (“Amendment No. 4”) and February 24, 2022 (“Amendment No. 5”). The Original Schedule 13D, Amendment No.1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 6 are collectively referred to herein as the “Schedule 13D”. Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings given to them in the Original Schedule 13D (as amended). The Original Schedule 13D (as amended) remains in full force and effect, except as specifically amended by this Amendment No. 6. This Amendment No. 6 is being filed to report purchases of Shares beneficially owned by Robert Averick.

Item 1.	Security and Issuer. The first paragraph of Item 1 of the Schedule 13D is hereby amended and restated to read as follows:

This Statement on Schedule 13D relates to Common Stock, $0.01 par value per share (the “Shares”), of Amtech Systems, Inc., an Arizona corporation (the “Company” or the “Issuer”). The Company’s principal executive offices are located at 58 South River Drive Suite 370, Tempe, Arizona 85288.

Item 3.	Source and Amount of Funds or Other Consideration.

The first paragraph of Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

As of May 14, 2024, the Reporting Persons had collectively purchased an aggregate of 2,718,417 Shares over the course of various prior purchases for total consideration of approximately $22 million. Each Reporting Person funded such prior purchases out of their available cash on hand (which, in the case of Reporting Persons that are entities, may include capital contributed by their respective owners). Additionally, Mr. Averick holds the right to purchase 42,000 aggregate Shares under various director stock options that are immediately exercisable (collectively, the “Option Shares”). Mr. Averick may periodically receive Shares through restricted stock units awarded for his service as a Company director, subject to vesting requirements. As of May 14, 2024, Mr. Averick has received 4,189 Shares through vested restricted stock units.

CUSIP NO. 032332504	SCHEDULE 13D/A

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

		Shares Beneficially Owned	Percent of Class[1]
(a) and (b)	1. The Trust[2]
	Sole Voting Power	1,386,312	9.8%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	1,386,312	9.8%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	1,386,312	9.8%

	2. M3C3
	Sole Voting Power	263,688	1.9%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	263,688	1.9%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	263,688	1.9%

	3. Mr. Averick[4]
	Sole Voting Power	42,000	0.3%
	Shared Voting Power	2,695,500	18.9%
	Sole Dispositive Power	42,000	0.3%
	Shared Dispositive Power	2,695,500	18.9%
	Aggregate Voting and Dispositive Power	2,737,500	19.2%

	4. Piton[5]
	Sole Voting Power	600,000	4.2%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	600,000	4.2%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	600,000	4.2%

	5. OIH[6]
	Sole Voting Power	22,917	0.2%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	22,917	0.2%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	22,917	0.2%

CUSIP NO. 032332504	SCHEDULE 13D/A

[1]	This calculation is rounded to the nearest tenth and is based upon 14,208,795 Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2024 (File No. 000-11412) (unless otherwise noted below).

[2]	The Trust is a member of Piton, along with other “Family Clients” (as defined in Investment Advisers Act Rule 202(a)(11)(G)-1 (the “Family Office Rule”)) of Kokino.

[3]	M3C is a member of Piton, along with other Family Clients of Kokino.

[4]

Mr. Averick's principal occupation is acting as a Portfolio Manager at Kokino, which is a single-family office that provides investment management services only to its Family Clients, including the Trust, M3C and Piton. Mr. Averick is also currently a director of the Issuer. See Item 2. As a Portfolio Manager at Kokino, Mr. Averick shares the power to vote and dispose (or direct the disposition of) 2,737,500 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons: (i) 1,386,312 Shares beneficially owned by the Trust; (ii) 263,688 Shares beneficially owned by M3C; (iii) 600,000 Shares beneficially owned by Piton; (iv) 445,500 Shares beneficially owned by Mr. Averick; and (v) 42,000 aggregate Shares Mr. Averick may purchase under various director stock options that are immediately exercisable (collectively, the “Option Shares”). With respect to the 445,500 Shares described in clause (iv) above, Mr. Averick’s spouse may be deemed to share the power to vote and dispose or direct the disposition of such Shares. Mr. Averick holds an economic interest in Piton (which interest may be held directly and, from time to time, indirectly through PCM). The Shares and percent of class beneficially owned by Mr. Averick include the Option Shares.

[5]	Piton is a pooled investment vehicle formed for the benefit of a single family and certain “key employees” (as defined in the Family Office Rule) of Kokino. The Trust, M3C and Mr. Averick are members of Piton, along with other Family Clients of Kokino. Piton is managed by its managing member, PCM. PCM is in turn managed by its managing member, Kokino. Additionally, Kokino is the trading manager of Piton and provides investment management services to the Trust and M3C, and in those capacities Kokino acts on behalf of such Reporting Persons as an agent. Mr. Averick, in his capacity as an employee of Kokino, manages the Trust's, M3C's and Piton's respective investments in the Shares with assistance from other Kokino personnel. PCM and Kokino are each a “family office” (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM or Kokino may hold over the Shares is ultimately attributed to the Trust, M3C and Piton (as applicable).

[6]	OIH is a Connecticut limited liability company and investment entity controlled by Brian Olson. Brian Olson is the President and Chief Investment Officer of Kokino. As a key employee of Kokino and manager of OIH, Mr. Olson may be deemed to share the power to vote and dispose (or direct the disposition of) 2,272,917 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons: (i) 1,386,312 Shares beneficially owned by the Trust; (ii) 263,688 Shares beneficially owned by M3C; (iii) 600,000 Shares beneficially owned by Piton; and (iv) 22,917 Shares beneficially owned by OIH.

(c)	Schedule A to this Amendment No. 6 (which is incorporated herein by reference) sets forth all transactions in the Shares effected by the Reporting Persons during the sixty days preceding the filing of this Amendment No. 6. All such transactions were effected in the open market through various brokerage entities, and the reported price per share excludes brokerage commissions. The Reporting Person undertakes to provide upon request by the SEC staff full information regarding the number of Shares purchased or sold at each separate price.

(d)	Except as described in this Schedule 13D (including Item 2(a) and the footnotes to Items 5(a) and 5(b)), to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by the Schedule 13D.

(e)	Not applicable.

CUSIP NO. 032332504	SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2024

Cornice Fiduciary Management LLC, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler

	By:	/s/ Jeffrey Robins
Jeffrey Robins
Vice President

M3C Holdings LLC

	By:	/s/ Garrett Lynam
Garrett Lynam
Vice President

/s/ Robert Averick
Robert Averick

Piton Capital Partners LLC

By: Piton Capital Management LLC, its managing member

By: Kokino LLC, its managing member

	By:	/s/ Garrett Lynam
Garrett Lynam
General Counsel

OIH LLC

	By:	/s/ Brian T. Olson
Brian T. Olson
Manager

CUSIP NO. 032332504	SCHEDULE 13D/A

SCHEDULE A

Transactions Reported in Item 5(c)

Reporting Person	Trade Date	Shares Purchased (Sold)	Weighted Average Price Per Share ($)*	Maximum Price ($)	Minimum Price ($)
Robert Averick	5/14/2024	2,784	5.45	5.45	5.45
Robert Averick	5/13/2024	304	5.16	5.16	5.16
Robert Averick	5/10/2024	12,723	5.20	5.23	5.16

*Rounded to the nearest hundredth.